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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Alternative Resources Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02145R

(CUSIP Number)

Jennifer A. Bourgoin, Timmis & Inman PLLC

300 Talon Centre

Detroit, MI 48207

(313) 396-4200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 23, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. : 02145R

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons

(entities only):

Denny L. Robinson, Trustee of the Denny L. Robinson Revocable Living Trust Agreement, as amended and restated on 11/22/99, as amended

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)....X......................................................................................................................................

(b)..........................................................................................................................................

3. SEC Use Only

4. Source of Funds (See Instructions): PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

2(d) or 2(e): N/A

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power: 1,700,000

8. Shared Voting Power: NA

9. Sole Dispositive Power: 1,700,000

10. Shared Dispositive Power: NA

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,700,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions) NA

13. Percent of Class Represented by Amount in Row (11): 9.6%

14. Type of Reporting Person (See Instructions): IN

CUSIP No. : 02145R

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons

(entities only):

Terry and Kathleen Olson, husband and wife

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)....X......................................................................................................................................

(b)..........................................................................................................................................

3. SEC Use Only

4. Source of Funds (See Instructions): PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

2(d) or 2(e): N/A

6. Citizenship or Place of Organization: Terry Olson Canada; Kathleen Olson United States.

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power: 342,500

8. Shared Voting Power: NA

9. Sole Dispositive Power: 342,500

10. Shared Dispositive Power: NA

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 342,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions) NA

13. Percent of Class Represented by Amount in Row (11): 1.9%

14. Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer:

Common Stock

Alternative Resources Corporation

600 Hart Road

Suite 300

Barrington, IL 60010

Item 2. Identity and Background

This Amendment No. 1 amends the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on January 11, 2002 on behalf of Denny L. Robinson, Trustee of the Denny L. Robinson Revocable Living Trust Agreement, as amended and restated on 11/22/99, as amended ("Robinson") and Terry and Kathleen Olson, husband and wife. This Amendment No. 1 modifies the Schedule 13D only with respect to the number of shares of the Common Stock of Alternative Resources Corporation (the "Corporation") acquired by Robinson. Capitalized terms used but not otherwise defined herein shall have the meanings heretofore ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following paragraph:

On May 23, 2002, Robinson used personal funds in an amount equal to $252,000 to acquire an additional 630,000 shares of the Common Stock of the Corporation.

Item 4. Purpose of Transaction

No material change.

Item 5.Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph:

On May 23, 2002, Robinson acquired an additional 630,000 shares of the Common Stock of the Corporation for $252,000. Robinson now owns a total of 1,700,000 shares constituting 9.6% of the issued Common Stock of the Corporation. Robinson now has the sole power to vote and dispose of 1,700,000 securities of the issuer.

Item 6.Contracts, Arrangements, Understandings or Relationships with

Respect to Securities of the Issuer

No material change.

Item 7.Material to Be Filed as Exhibits

No material change.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2002

Signature: Denny L. Robinson, Trustee of the Denny L. Robinson Revocable Living Trust Agreement, as amended and restated on 11/22/99, as amended

Terry Olson

Kathleen Olson

Name/Title: Denny L. Robinson, Trustee

Terry Olson and Kathleen Olson, husband and wife